UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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PAMRAPO BANCORP, INC.
(Name of Registrant as Specified In Its Charter)
WILLIAM J. CAMPBELL AND JAMES P. DUGAN, ESQ.
(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

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TABLE OF CONTENTS

Reasons to Vote against the Proposed Merger Agreement	2

Mr. Campbell’s and Mr. Dugan’s Meetings with Representatives of Pamrapo and BCB	5

The Special Meeting	6

The Merger	6

General Voting Procedures	8

Questions & Answers about Voting Procedures	8

No Appraisal Rights	11

Proxy Revocation Rights	11

Proxy Solicitation and Expenses	12

Information about Pamrapo	12

Where You Can Find More Information about Pamrapo and BCB	12

Other Matters to be Voted Upon	13

Judgments, Estimates and Forward-Looking Statements	14

Annex A - Common Stock Ownership of Certain Beneficial Owners and Management	A-1

Proxy Card

i

SPECIAL MEETING OF SHAREHOLDERS OF
PAMRAPO BANCORP, INC.
PRELIMINARY PROXY STATEMENT OF
WILLIAM J. CAMPBELL AND JAMES P. DUGAN, ESQ.

JANUARY [___], 2010

This preliminary proxy statement (this “Proxy Statement”) and the enclosed green proxy card (the “GREEN proxy card”) are being furnished to you, the shareholders of Pamrapo Bancorp, Inc. (“Pamrapo” or the “Company”), by Mr. William J. Campbell (“Mr. Campbell”), the former President and Chief Executive Officer of Pamrapo, and James P. Dugan, Esq. (“Mr. Dugan”), each of whom are participants in this solicitation.  Mr. Campbell beneficially owns an aggregate of 600,613 shares of common stock of Pamrapo, representing approximately 12.2% of an aggregate of 4,935,542 shares outstanding.  Mr. Dugan does not own any shares of Pamrapo common stock.  Mr. Dugan is serving as co-proxy with Mr. Campbell with respect to this proxy solicitation in the event that Mr. Campbell is unable to attend the Special Meeting described below and, as such, is deemed to be a participant in this proxy solicitation.

Mr. Campbell and Mr. Dugan are soliciting proxies to be used at the Special Meeting of Shareholders of Pamrapo, and any adjournments or postponements thereof (the “Special Meeting”), which will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey, at 11:00 a.m. (local time), on Thursday, February  11, 2010.  Pursuant to this Proxy Statement, Mr. Campbell and Mr. Dugan are soliciting proxies from holders of shares of Pamrapo common stock to vote:

▪	AGAINST adoption of the Agreement and Plan of Merger, dated as of June 29, 2009, by and between BCB Bancorp, Inc. and the Company, as subsequently amended (the “Merger Agreement”).

* * * * * * *
          This Proxy Statement and the accompanying GREEN Proxy Card are first being mailed to shareholders on or about January  [     ], 2010.  The Superior Court of New Jersey, Hudson County, Chancery Division, has set Thursday, February 11, 2010, as the date for the Special Meeting and Pamrapo’s Board of Directors has fixed December 28, 2009 (the “Record Date”) as the date for determining which shareholders will be entitled to vote at the Special Meeting.
* * * * * * *
No matter how many or how few shares you own, it is imperative that you sign, date and return the enclosed GREEN proxy card, voting AGAINST adoption of the Merger Agreement.

* * * * * * *
Any vote that you cast related to the Merger Agreement for the purpose of the special meeting of shareholders that had been scheduled for December 22, 2009 is no longer valid.  The special meeting of shareholders did not take place on December 22, 2009, as planned, pursuant to a court order.  In order for your vote against the adoption of the Merger Agreement to count, you will need to MARK, SIGN, DATE and RETURN the enclosed GREEN proxy card in the envelope provided.

* * * * * * *
          Even if you have already returned a white proxy card sent to you by the Company, please also return the enclosed GREEN proxy card if you are against adoption of the Merger Agreement.  By completing and returning the GREEN proxy card, the Company’s proxy card will be automatically revoked. It is very important that you DATE YOUR GREEN PROXY CARD, because your latest-dated proxy is the only one that counts in the calculation of votes cast.

▪	All valid proxies received before the Special Meeting will be voted, and shareholders have the power to revoke their proxies at any time before they are exercised.

▪	Please do not return any proxy sent to you by the Company.

REASONS TO VOTE AGAINST THE PROPOSED MERGER AGREEMENT

THE MERGER CAN BE BLOCKED IF YOU VOTE AGAINST THE MERGER AGREEMENT.

Mr. Campbell believes that the merger of Pamrapo and BCB Bancorp, Inc. (“BCB”) is a bad deal for Pamrapo’s shareholders and he urges that fellow Pamrapo Shareholders vote AGAINST the adoption of the Merger Agreement and send a message to the Pamrapo board by signing, dating and returning the enclosed GREEN proxy card as soon as possible.  The following is a summary of why Mr. Campbell believes the proposed merger between Pamrapo and BCB is not in the best interests of the Pamrapo shareholders and why he believes Pamrapo’s shareholders should vote AGAINST the adoption of the Merger Agreement.

IF OBTAINING MAXIMUM SHAREHOLDER VALUE IS THE GOAL, MR. CAMPBELL BELIEVES THIS IS PRECISELY THE WRONG TIME TO MERGE AND BCB IS THE WRONG MERGER PARTNER.

•
Since Pamrapo went public 20 years ago, it has maintained a clearly defined strategy of controlled asset growth by investing in conservative loans and securities.  As stated in Pamrapo’s joint proxy statement with BCB, Pamrapo is a community oriented institution principally engaged in attracting deposits from the general public and investing those funds in fixed-rate one to four-family residential mortgage loans.  Its revenues are derived principally from interest on loans and mortgage backed securities, and interest and dividends on investment securities and short term investments.  Adherence to that philosophy by Pamrapo’s management resulted in a consistently high return on assets resulting in a return to shareholders, in dividends, of $19.78 per share, or a total of over $98 million, during that 20-year period.

•
In contrast, BCB employs what Mr. Campbell believes is a risky leverage strategy of investing in callable, long-term federal agency securities.  During the first half of 2009, $98 million of these federal agency securities were called away from BCB.

•
BCB states in its joint proxy statement with Pamrapo that its loan portfolio consists of a high percentage of loans secured by commercial real estate and multi-family real estate and admits these loans are riskier than loans secured by one-to four-family properties.  At June 30, 2009, $252.6 million, or 62.3% of BCB Bancorp's loan portfolio consisted of commercial and multi-family real estate loans.  BCB intends to continue to emphasize the origination of these types of loans.  These loans generally expose a lender to greater risk of nonpayment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrower's business.  Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans.  Consequently, an adverse development with respect to one loan or one credit relationship can expose BCB to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.  In her October 14, 2009 statement before the U.S. Senate, Sheila Bair, the Chairman of the Federal Deposit Insurance Corporation, indicated that “the most prominent area of risk for rising credit losses at FDIC-insured institutions during the next several quarters is in CRE (commercial real estate) loans.”  While as a general matter a bank with a high concentration commercial real estate loans may have greater risk, Mr. Campbell acknowledges that each bank’s loan portfolio is unique and the fact that BCB’s loan portfolio is highly concentrated in the riskier category of commercial real estate does not necessarily mean that the specific loans within BCB’s loan portfolio are high risk loans.  Pamrapo does not have a heavy concentration of these high-risk CRE loans.

•
Pamrapo has a 122-year history of service to the community, has 10 branches, and a 20-year record as a public company.  BCB has been in business for less than 10 years, has only 4 branches, and its stock price is about the same as it was when it was initially offered to the public.

•
Mr. Campbell believes that at the time Pamrapo’s management agreed to the merger they did so from a position of weakness, not strength.  At the time the U.S. economy was experiencing a pervasive downward trend and the financial industry in general was in an unstable position and coming under increased governmental scrutiny, Pamrapo had additional difficulties stemming from an ongoing government investigation of its subsidiary, Pamrapo Savings Bank, regarding the non-compliance of Pamrapo Savings Bank’s Anti-Money Laundering and Bank Secrecy Act programs.  Pamrapo management indicates that while no penalties, either criminal or civil, have been imposed on Pamrapo Savings Bank to date, it is probable that Pamrapo will incur monetary penalties in the form of fines and forfeitures and Pamrapo has set aside a $5 million litigation loss reserve.  In Mr. Campbell’s view, Pamrapo’s management agreed to the merger with BCB at a keenly inopportune time.  He believes that BCB stepped in and took advantage of Pamrapo’s difficulties with government regulators and the merger price is the result of Pamrapo’s weakened bargaining position.

In the preceding paragraphs, Mr. Campbell has highlighted what he believes are important contrasts in the business strategies of Pamrapo and BCB.  Mr. Campbell has also indicated why, if maximizing shareholder value is the goal, he believes Pamrapo should not merge with BCB at this time and under the present terms.  In Mr. Campbell’s view, as between a choice of merging with BCB or continuing as a stand-alone bank, Pamrapo’s shareholders will achieve a greater return on their investment if the merger is defeated.  Mr. Campbell’s belief is based upon his 40 years of experience as a banker and a leader of Pamrapo, but there is no guaranty that he is correct.  If the merger is not approved at the Special Meeting, the value of your Pamrapo shares could decrease.  Therefore, you should carefully consider all the information that has been presented to you, both by Mr. Campbell and Pamrapo’s management, and only then make your decision and vote your shares accordingly.

WHY DID PAMRAPO CHOOSE BCB AS A MERGER PARTNER?

Kenneth R. Poesl, one of Pamrapo’s six directors, owned 168,479 shares of common stock of BCB when he voted in favor of the merger.  In a January 11, 2010 supplement to its definitive proxy statement, Pamrapo’s management tells you that it believes Mr. Poesl’s ownership in BCB is “immaterial” and to drive home its point tells you that Mr. Poesl owned only 3.62% of the issued and outstanding shares of BCB common stock.  But what Pamrapo’s management does not tell you is that Mr. Poesl’s BCB stock was worth $1,483,685 - $800,000 more than the value of Mr. Poesl’s Pamrapo stock - when he voted in favor of the merger.  Pamrapo’s management did not disclose Mr. Poesl’s significant conflict of interest to Pamrapo’s shareholders until after Mr. Campbell himself revealed that Mr. Poesl was a shareholder of BCB in his lawsuit against Pamrapo and the Pamrapo Board of Directors.

In addition, Pamrapo director Robert G. Doria owned 21,040 shares of common stock of BCB, .45% of the issued and outstanding shares of BCB common stock, worth $188,645 when he voted in favor of the merger.

Mr. Campbell questions whether these two directors, in particular Mr. Poesl, were more concerned about the value of the BCB shares they owned than the interests of Pamrapo’s shareholders.  And why did these Pamrapo directors not disclose their BCB stock ownership to you until forced to do so when Mr. Campbell made Pamrapo’s shareholders aware of the directors’ conflict of interest?

THE PAMRAPO BOARD’S PROCESS FOR DELIBERATION AND APPROVAL OF THE MERGER WAS INFECTED BY MR. POESL’S CONFLICT OF INTEREST.

We do not know whether Pamrapo’s Board of Directors knew of Mr. Poesl’s significant stake in BCB or of the BCB interests held by Pamrapo director Robert G. Doria at the time the Pamrapo Board of Directors was negotiating the merger with BCB.  We do know that no special board processes commonly employed to address such conflicts, such as excluding Mr. Poesl from the board deliberations and having Mr. Poesl abstain in voting on the matter, were employed.  We also know that Pamrapo did not (i) conduct an auction for the Company, (ii) perform any “market check” before entering into the Merger Agreement, other than evaluating two unsolicited inquiries, or (iii) negotiate for the right to conduct a limited “market check” after entering into the Merger Agreement.  Mr. Campbell believes the entire board process was infected by Mr. Poesl’s conflict resulting from his ownership of BCB stock.  Mr. Poesl fully participated in the Pamrapo Board of Directors’ deliberations of the merits of the merger with BCB and Mr. Poesl, as did all other directors, voted in favor of the merger.  If Mr. Campbell had not brought this conflict of interest to light in his lawsuit against Pamrapo and its Board of Directors, Mr. Campbell believes that no one would have known about it.  Indeed, after this conflict was brought to Pamrapo’s attention, Pamrapo publicly disclosed Mr. Poesl’s conflict of interest, while at the same time downplaying its significance.  In Mr. Campbell’s view, Pamrapo has not addressed to what extent the Poesl conflict of interest may have tainted the actions of its Board of Directors.

DID THE PAMRAPO DIRECTORS WHO OWNED SHARES OF BCB COMMON STOCK CONSIDER ANY ALTERNATIVES TO MERGING WITH BCB?

In the spring of 2009, Pamrapo received unsolicited inquiries from two regional bank holding companies.  Pamrapo’s management and Pamrapo’s financial advisor, Endicott Financial Advisors, LLC (“Endicott”), met with the companies to provide them with information regarding Pamrapo’s business operations and pending regulatory and litigation matters.   After those meetings, the two regional bank holding companies provided preliminary indications of interest including the sale of Pamrapo for a combination of cash and stock, but Pamrapo found these offers to be less favorable than BCB’s offer.  These two indications of interest came to Pamrapo unsolicited.  Did Pamrapo’s management make any effort to market itself to potential suitors?  No, Pamrapo’s board never solicited indications of interest from any bank other than BCB.

Another alternative available to Pamrapo was to remain a stand alone, independent bank.  Again, Endicott did not evaluate Pamrapo’s decision to merge with BCB or the alternative of remaining a stand alone bank.  Why didn’t Mr. Poesl and Mr. Doria consider alternatives for Pamrapo that might result in a decrease in the value of their BCB stock?

MR. CAMPBELL BELIEVES PAMRAPO’S BOARD OF DIRECTORS SHOULD SOLICIT OTHER BANKS OR OTHER POTENTIAL BUYERS AS MERGER, SALE OR PURCHASE PARTNERS TO OBTAIN THE BEST VALUE FOR OUR COMPANY.

DID THE PAMRAPO DIRECTORS WHO OWNED BCB SHARES PERFORM THE DUE DILIGENCE NEEDED TO MAKE AN INFORMED DECISION OR DID THEY JUST DO WHAT WAS BEST FOR THEMSELVES AND BCB?

Nowhere in Pamrapo’s definitive proxy statement, which  was filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2009, is the quality of BCB’s loan portfolio discussed.  The quality of BCB’s loan portfolio is critical to the ongoing health of its business.  Pamrapo’s financial advisor, Endicott, was not asked to look at the loan portfolio, but simply relied on the assumptions provided by BCB’s management.  Why wasn’t Endicott asked to look at the BCB loan portfolio?  Endicott was also not asked to perform any due diligence on BCB’s investment portfolio.  Significantly, the Endicott fairness opinion was dated and delivered to Pamrapo on June 15, 2009 -- 14 days before the Merger Agreement was executed by Pamrapo.  There is no indication that Pamrapo’s Board of Directors ever sought or received from Endicott an update of the fairness opinion as of the date of the Merger Agreement.

It would also appear that the Pamrapo Board of Directors unanimously approved the merger transaction with BCB on June 17, 2009, subject to the negotiation of a definitive merger agreement, 12 days before the definitive merger agreement was completed and signed.  There is no indication in Pamrapo’s definitive proxy statement as to whether the Pamrapo Board of Directors ever met to review and approve the definitive merger agreement.

From all of the above, it would appear that the Pamrapo Board of Directors and, consequently, the  Pamrapo shareholders do not really know whether BCB is a good merger candidate or whether there are any better merger, sale or purchase candidates out there.

PAMRAPO CHANGED THE LEVEL OF SHAREHOLDER APPROVAL NEEDED TO APPROVE THE MERGER.

The Merger Agreement, as entered into on June 29, 2009, required shareholders holding a majority of the outstanding shares of Pamrapo to approve the Merger Agreement.  Without any explanation, the Merger Agreement was amended, on November 5, 2009, to require the approval of shareholders holding only a majority of the votes cast at the Special Meeting.  Since abstentions and broker non-votes are not considered to be “votes cast,” the number of shares needed to vote in favor of the Merger has been significantly reduced.  It is now possible for fewer than 25% of the outstanding Pamrapo shares to constitute shareholder approval of the Merger Agreement.  If the Pamrapo Board of Directors had confidence that the Merger was truly in the best interests of the Pamrapo shareholders, why would they lower the shareholder approval requirements the way they did?

PAMRAPO HAS TOUTED THE PROPOSED MERGER WITH BCB AS A “MERGER OF EQUALS,” BUT IS IT REALLY?
Pamrapo tells you that the proposed merger with BCB is a “merger of equals.”  While it is true that if the merger is completed, each share of Pamrapo common stock that you own will be exchanged for one share of BCB common stock, in Mr. Campbell’s view, BCB will be controlling the management of the merged company after the completion of the Merger.  Mr. Campbell believes that the Pamrapo Board of Directors allowed BCB to take advantage of Pamrapo’s regulatory difficulties to extract a more favorable deal for itself and take over Pamrapo.  And, as discussed above, Mr. Campbell believes that BCB was on both sides of the negotiating table due to Mr. Poesl’s involvement throughout the merger approval process, despite the conflict of interest presented by his ownership of 168,479 shares of common stock of BCB, representing 3.62% of the issued and outstanding shares, valued at $1,483,685 -- $800,000 more than the value of his Pamrapo shares -- at the time he voted in favor of the Merger Agreement.  Following the Merger, a majority of the 14-member board of directors and the senior officers of the merged company will come from BCB or own stock in BCB.  BCB will be in control.

MR. CAMPBELL’S AND MR. DUGAN’S MEETINGS
WITH REPRESENTATIVES OF PAMRAPO AND BCB

In April 2008, BCB approached Pamrapo about a merger transaction between Pamrapo and BCB.  At the beginning of June 2008, the Pamrapo Board of Directors voted to move forward with comprehensive due diligence with BCB and the negotiation of the material terms of a merger agreement.  Due diligence and negotiations took place over the next several months.  Mr. Campbell was an active participant in the due diligence and negotiations.  During this period, he personally reviewed BCB’s loan and investment portfolio.  The due diligence process continued until September 2008.  Pamrapo decided to end the negotiations in early October 2008.  In a supplement to its definitive proxy statement,  Pamrapo’s management states that the Pamrapo Board of Directors determined to end merger negotiations “due to the unstable economic environment and the deteriorating regional credit market.”  Mr. Campbell agrees that the economic conditions in October 2008 were certainly challenging and clearly a factor in the board’s decision to end the merger discussions.  In fact, the Pamrapo board was  concerned about the exposure to the risk of rising credit losses presented by BCB’s loan portfolio and the risk of interest rate losses presented by BCB’s investment portfolio during the unstable economic environment and the deteriorating regional credit market.

Soon after Mr. Campbell’s retirement from Pamrapo on February 13, 2009, BCB and Pamrapo resumed merger discussions.

On June 25, 2009, representatives of Pamrapo, including Wayne Goldstein from Endicott Financial Advisors, L.L.C., approached Mr. Campbell about entering into a voting agreement in favor of a merger of Pamrapo into BCB.  The parameters of the contemplated merger were described to Mr. Campbell as well as two unsolicited indications of interest received by Pamrapo from two independent bank holding companies.  During the discussion, Mr. Campbell learned that the due diligence performed by Endicott with respect to BCB’s loan portfolio was less than what Mr. Campbell considered adequate.  Mr. Campbell also learned that Endicott was not asked to and did not compare the transactions described in the indications of interest received from the two bank holding companies with the proposed merger into BCB.  At the conclusion of the discussion, Mr. Campbell indicated that he would not enter into a voting agreement in support of the merger into BCB.

Pamrapo and BCB signed the Merger Agreement on June 29, 2009.

Mr. Campbell believed that the BCB merger would not be in the best interests of the Pamrapo shareholders, including himself, but he was willing to discuss his concerns with BCB.  In September 2009, a dinner meeting among Mark Hogan, Chairman of BCB, Joseph Brogan, one of BCB’s largest shareholders, Mr. Campbell and his advisor James Dugan was held to discuss Mr. Campbell’s concerns regarding the risks he believed BCB’s management strategy presented to the shareholders of Pamrapo in the event of a merger and ways to reduce that risk.  One method suggested by Mr. Dugan for reducing the perceived risk was to appoint quality directors who were not currently serving on the board of either bank.  Another idea suggested by Mr. Dugan was weighted voting for the directors.  In a follow-up meeting in early October 2009 between Mr. Dugan and Mr. Hogan, Mr. Dugan learned that all of his suggestions had been rejected and Mr. Campbell’s concerns would not be addressed.  Mr. Campbell has had no significant contacts with BCB management or its Board since Mr. Dugan’s October 2009 meeting with Mr. Hogan.

THE SPECIAL MEETING

Mr. Campbell used his own funds to bring a lawsuit to stop the special meeting of shareholders of Pamrapo, which had been scheduled to take place on December 22, 2009.    Mr. Campbell argued that Pamrapo had not provided its shareholders with all the information the shareholders needed to vote with their eyes open.   Mr. Campbell is the recently retired President and Chief Executive Officer of Pamrapo.  He is also the largest shareholder of Pamrapo, owning over 12% of the outstanding shares of common stock of the Company.  His interests as an investor in Pamrapo are aligned with the interests of the other shareholders who are not insiders of Pamrapo.  As a result of the lawsuit filed by Mr. Campbell, on December 16, 2009, the Superior Court of New Jersey, Hudson County, Chancery Division (the “Court”), entered an order (the “Order”) enjoining Pamrapo from conducting its special meeting of shareholders on December 22, 2009 and ordering that a special meeting be conducted on February 11, 2010 so that Mr. Campbell could campaign against the proposed merger between Pamrapo and BCB.  On December 21, 2009, the Superior Court of New Jersey, Appellate Division denied Pamrapo’s appeal of the Order.

Mr. Campbell continues to believe that the merger of Pamrapo and BCB is NOT in the best interests of Pamrapo’s shareholders.  In the “Reasons to Vote Against the Proposed Merger Agreement” section above, Mr. Campbell explains why he so believes.

The Court ordered a special meeting (the “Special Meeting”) of the shareholders of Pamrapo that will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey, at 11:00 a.m. (local time), on Thursday, February  11, 2010, at which time the shareholders of Pamrapo will vote on whether to adopt the Agreement and Plan of Merger, dated as of June 29, 2009, by and between Pamrapo and BCB Bancorp, Inc., as subsequently amended (the “Merger Agreement”) and the transactions contemplated therein.  The close of business on Monday, December 28, 2009 (the “Record Date”) has been fixed as the record date for determining the Pamrapo shareholders entitled to receive notice of and to vote at the Special Meeting and any adjournment or postponement thereof.  According to a supplement to Pamrapo’s definitive proxy statement for the Special Meeting, which supplement was filed with the SEC on January 11, 2009, at the close of business on the Record Date, 4,935,542 shares of Pamrapo common stock were outstanding and entitled to vote and were held by approximately 1,600 holders of record. Each outstanding share of Pamrapo common stock entitles the holder to one vote at the Special Meeting on all matters properly presented at the Special Meeting.

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Pamrapo common stock entitled to vote is necessary to constitute a quorum for the conduct of business at the Special Meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Pamrapo common stock cast.  Under New Jersey law and the provisions of Pamrapo’s certificate of incorporation and bylaws, shares represented at the Special Meeting that are marked “ABSTAIN” and broker non-votes, if any, do not count as votes cast.

THE MERGER

On June 29, 2009, Pamrapo and BCB Bancorp, Inc., a New Jersey corporation (“BCB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Pamrapo would merge with and into BCB, with BCB as the surviving corporation (the “Merger”).  Pamrapo Savings Bank, S.L.A., a New Jersey-chartered savings and loan association and a wholly-owned subsidiary of Pamrapo (“Pamrapo Savings Bank”), and BCB Community Bank, a New Jersey-chartered bank and a wholly-owned subsidiary of BCB (“BCB Bank”), would also merge pursuant to a subsidiary agreement and plan of merger that provides for the merger of Pamrapo Savings Bank with and into BCB Bank, with BCB Bank as the surviving institution.

Pursuant to the terms of the Merger Agreement, shareholders of Pamrapo will receive 1.0 share of BCB common stock for each share of Pamrapo common stock upon the consummation of the Merger. In addition, all outstanding unexercised options to purchase Pamrapo common stock will be converted into options to purchase BCB common stock.

The Merger Agreement, at the time it was signed, required that the Merger Agreement must be approved by  shareholders of Pamrapo holding a majority of all outstanding shares (approximately 2.5 million shares).  The Merger Agreement was subsequently amended, on November 5, 2009, to require approval by shareholders holding a majority of the votes cast (which could be as few as 1.3 million shares, assuming only one-half of the shares outstanding cast votes).  Under New Jersey law and the provisions of Pamrapo’s certificate of incorporation and bylaws, shares represented at the Special Meeting that are marked “ABSTAIN” and broker non-votes, if any, will not count as votes cast.  Since abstentions and broker non-votes reduce the total number of votes from which the majority of votes cast is calculated, a majority of the votes cast could be far less than 1.3 million shares.  More information about the votes required to approve the Merger and voting procedures is available under the heading “Questions & Answers About Voting Procedures” in this Proxy Statement.

Pamrapo.  Pamrapo is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”), the Federal Deposit Insurance Corporation (“FDIC”) and the SEC.  Based on Pamrapo’s SEC filings, Pamrapo does not transact any material business other than through its sole subsidiary, Pamrapo Savings Bank.

Pamrapo Savings Bank is a New Jersey-chartered savings and loan association in stock form and a wholly-owned subsidiary of Pamrapo that operates 10 branch offices, seven of which are located in Bayonne, one in Hoboken, one in Jersey City and one in Monroe, New Jersey.

As a community-oriented institution, Pamrapo Savings Bank is principally engaged in attracting retail deposits from the general public and investing those funds in fixed-rate one- to four-family residential mortgage loans and, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans, home equity and second mortgage loans, consumer loans and mortgage-backed securities. Pamrapo Savings Bank’s revenues are derived principally from interest on loans and mortgage-backed securities, interest and dividends on investment securities and short-term investments, and other fees and service charges. Pamrapo Savings Bank’s primary sources of funds are deposits and, to a lesser extent, Federal Home Loan Bank advances and other borrowings. Pamrapo Savings Bank deposits are insured up to applicable limits by the Deposit Insurance Fund administered by the FDIC. The OTS is the primary regulator for Pamrapo Savings Bank.

Pamrapo Savings Bank was organized in 1887 as Pamrapo Building and Loan Association. In 1952, it changed its name to Pamrapo Savings and Loan Association, a New Jersey chartered savings and loan association in mutual form, and in 1988 Pamrapo Savings and Loan Association changed its name to Pamrapo Savings Bank, S.L.A. Pamrapo Savings Bank’s principal office is located in Bayonne, New Jersey.

Pamrapo Savings Bank has two wholly-owned subsidiaries: Pamrapo Investment Company and Pamrapo Service Corporation. Pamrapo Investment Company manages and maintains certain tangible assets of Pamrapo Savings Bank for investment purposes. As of April 30, 2009, Pamrapo Service Corporation is no longer doing business.

According to public filings by Pamrapo, as of September 30, 2009, Pamrapo had total assets of $571.5 million, deposits of $447.6 million and shareholders’ equity of $50.5 million. Pamrapo’s principal executive office is located at 611 Avenue C, Bayonne, New Jersey 07002, and its telephone number is (201) 339-4600.

Pamrapo was incorporated under Delaware law on June 26, 1989 and changed its state of incorporation from Delaware to New Jersey on March 29, 2001. On November 10, 1989, Pamrapo acquired Pamrapo Savings Bank, S.L.A. as a part of its conversion from a New Jersey chartered savings association in mutual form to a New Jersey chartered stock savings association. For more information on Pamrapo Bancorp, see “Where You Can Find More Information about Pamrapo and BCB” on page 12.

BCB.  BCB, headquartered in Bayonne, New Jersey, is the holding company for Bayonne Community Bank and operates three retail branches in Bayonne and Hoboken, New Jersey and through its executive office.  According to public filings by BCB, as of September 30, 2009, BCB had total assets of $622.2 million, deposits of $454.4 million and stockholders’ equity of $51.5 million.  BCB’s principal executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002 and its telephone number is (201) 823-0700.   For more information on BCB, see “Where You Can Find More Information about Pamrapo and BCB” on page 12.

William J. Campbell.  Mr. Campbell had been an executive of Pamrapo and Pamrapo Savings Bank for over 40 years, having served as the President and Chief Executive Officer from 1970 until his recent retirement.  On February 13, 2009, Mr. Campbell retired as President and Chief Executive Officer and as a director of Pamrapo and Pamrapo Savings Bank.  He is the largest shareholder of Pamrapo, owning over 12% of the outstanding shares of common stock of Pamrapo.  Under New Jersey law, a shareholder who owns 10% or more of the voting shares of a New Jersey corporation has the right to apply to the New Jersey Superior Court for an order directing a special meeting of shareholders.  If the merger between Pamrapo and BCB is completed, Mr. Campbell will own approximately 6% of BCB’s common stock after the merger; therefore, he will have lost his right to petition the New Jersey Superior Court to order special meetings of shareholders.  Mr. Campbell believes that his interests as an investor are aligned with the interests of other shareholders of Pamrapo who are not insiders of Pamrapo.

James P. Dugan.  Mr. Dugan is an attorney and a senior partner of Waters, McPherson, McNeill, P.C., a law firm with offices in Secaucus, New Jersey.  Mr. Dugan does not have any significant interest in the outcome of the shareholders’ vote on the merger.  He does not own any shares of Pamrapo common stock, nor does he have any options or contractual rights to purchase shares of Pamrapo common stock.  Mr. Dugan and the other lawyers at his law firm do not provide legal services to Pamrapo.  No member of Mr. Dugan’s family is an employee of Pamrapo or otherwise receiving any compensation from Pamrapo.  Mr. Dugan has known Mr. Campbell for many years and, at Mr. Campbell’s request, agreed to serve as co-proxy with Mr. Campbell with respect to this proxy solicitation.

GENERAL VOTING PROCEDURES

To vote AGAINST the adoption of the Merger Agreement, please complete, sign and date the enclosed GREEN proxy card and return it to The Altman Group, Inc. (“The Altman Group”) in the enclosed postage-prepaid envelope.  Mr. Campbell retained The Altman Group to solicit proxies in connection with the Special Meeting.  Submitting your proxy to The Altman Group will not affect your right to attend the Special Meeting and vote in person.

James P. Dugan, Esquire, a senior partner of the New Jersey law firm Waters, McPherson, McNeill, P.C., is serving as co-proxy with Mr. Campbell with respect to this proxy solicitation.  As such, Mr. Dugan and Mr. Campbell are both indicated as proxies on the enclosed GREEN proxy card.  If you complete, sign, and date the GREEN proxy card and return it to The Altman Group in the envelope provided, you are appointing Mr. Campbell and Mr. Dugan, and each of them, as your proxies to vote your Pamrapo shares at the Special Meeting.

QUESTIONS & ANSWERS ABOUT VOTING PROCEDURES

How do I vote in person if I am a record holder?

          If you held shares of Pamrapo common stock on the Record Date you may attend the Special Meeting and vote in person.

How do I vote by proxy if I am a record holder?

          To vote by proxy, you should complete, sign and date the enclosed GREEN proxy card and return it promptly in the enclosed postage-prepaid envelope. To be able to vote your shares in accordance with your instructions at the Special Meeting, The Altman Group, the proxy solicitor hired by Mr. Campbell, must receive your proxy as soon as possible but, in any event, prior to the Special Meeting. You may vote your shares without submitting a proxy, if you vote in person.

What if I am not the record holder of my shares?

          If your shares are held in the name of a brokerage firm, bank nominee or other institution, the brokerage firm, bank nominee or other institution is the record holder with respect to your shares and, as such, only it can give a proxy with respect to your shares. You may have received either a GREEN proxy card from the record holder (which you can complete and send directly to The Altman Group) or a GREEN voting instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a GREEN proxy card or a GREEN voting instruction card, you may contact the record holder directly to provide it your voting instructions.

          You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple GREEN proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which your shares are held. You should complete, sign and date and return each GREEN proxy card and voting instruction card you receive.

          You may also receive a white proxy or voting instruction card that is being solicited by the Company’s board of directors. Mr. Campbell urges you to discard any white proxy card or voting instruction card sent to you by the Company. If you have previously signed a white proxy card or voting instruction card sent by the Company, we urge you to complete, sign, date and promptly mail the enclosed GREEN proxy card or voting instruction card before the Special Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by the Company’s board of directors. It is very important that you DATE YOUR GREEN PROXY CARD.  It is not necessary to contact the Company for your revocation to be effective.

          If you have questions or need assistance, please contact The Altman Group at (800) 581-4729.

What is a “legal proxy,” and when would I need one?

          If you do not have record ownership of your shares and want to vote in person at the Special Meeting or if you are voting for someone else at the Special Meeting, you may obtain a document called a “legal proxy” from the record holder of the shares or such other person and bring it to the Special Meeting. If you need assistance, please contact The Altman Group at (800) 581-4729.

What should I do if I receive a white proxy card from Pamrapo’s management?

          Proxies on the white proxy card are being solicited by the Company’s management. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not subsequently sign or return the white proxy card or follow any voting instructions provided by the Company, unless you intend to change your vote, because only your latest dated proxy will be counted in the tabulation of votes.

          If you have already sent a white proxy card to the Company, you may revoke it and vote against the adoption of the Merger Agreement by completing, signing, dating and returning the enclosed GREEN proxy card.

What if I want to revoke my proxy or change my voting instructions?

          If you give a proxy, you may revoke it at any time before it is voted on your behalf. If you hold shares in your own name (i.e., not through a bank, brokerage firm or other institution), you may revoke the prior proxy by:

▪	delivering a later dated proxy to our proxy solicitor, The Altman Group, using the enclosed postage paid envelope; or

▪	delivering a later dated proxy to the Secretary of Pamrapo; or

▪	delivering a written revocation to either our proxy solicitor or the Secretary of Pamrapo; or

▪	voting in person at the Special Meeting.
If you hold your shares in street name, you may change your vote by:

▪	submitting a new proxy card or voting instruction form to your broker or nominee; or

▪	attending the Special Meeting and voting in person, provided you have obtained a signed legal proxy from the record holder giving you the right to vote your shares.

          If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of Pamrapo or by submitting new voting instructions to your broker or nominee, Mr. Campbell and Mr. Dugan would appreciate if you would assist them in representing the interests of Pamrapo’s shareholders on an informed basis by either sending The Altman Group a copy of your revocation, proxy or new voting instructions or by calling The Altman Group at (800) 581-4729. Remember, your latest-dated proxy is the only one that counts in calculating votes cast.

If I plan to attend the Special Meeting, should I still submit a proxy?

          Whether you plan to attend the Special Meeting or not, we urge you to submit a GREEN proxy card. Returning the enclosed GREEN proxy card will not affect your right to attend the Special Meeting and vote.

Who can vote?

          You are eligible to vote or to execute a proxy only if you owned shares of common stock of the Company on the Record Date. Even if you sell your shares after the Record Date, you will retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding shares you held on the Record Date, or vote those shares in person, even if you no longer own those shares. According to a supplement to Pamrapo’s definitive proxy statement for the Special Meeting, which supplement was filed with the SEC on January 11, 2010, approximately 4,935,542 shares of the Company’s common stock were issued and outstanding as of the Record Date.  Based on documents publicly filed by the Company, the Company has no outstanding voting securities other than its common stock.

How many votes do I have?

          With respect to each matter to be considered at the Special Meeting, you are entitled to one vote for each share of common stock owned on the Record Date.

How will my shares be voted?

          If you give a proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit a signed GREEN proxy card to our proxy solicitor, The Altman Group, without voting instructions, your shares will be voted AGAINST the adoption of the Merger Agreement.  Submitting a signed GREEN proxy card without voting instructions will entitle Mr. Campbell or Mr. Dugan to vote your shares in their discretion on matters that are not described in this Proxy Statement that Mr. Campbell and Mr. Dugan do not know, a reasonable time before this solicitation, are to be presented at the Special Meeting and that properly come before the Special Meeting, or any adjournment or postponement thereof.

          If Pamrapo shareholders holding shares of Pamrapo stock in street name do not provide voting instructions to the brokerage firm, bank nominee or other record owner of their shares, their shares will not be voted.

          Unless a signed proxy card specifies otherwise, it is presumed to relate to all shares held of record on the Record Date by the person who submitted it.

          If you give a proxy on the accompanying GREEN proxy card, your shares will be voted AGAINST any proposal to postpone or adjourn the Special Meeting, if such proposal is made to facilitate the adoption of the Merger Agreement.

What is a quorum and why is it necessary?

          A quorum of shareholders is necessary to have a valid shareholders’ meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Pamrapo common stock entitled to vote at the Special Meeting is necessary to constitute a quorum.  Abstentions and broker “non-votes” are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business by the shareholders.  A “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because, with regard to such proposal, the nominee does not have discretionary voting power and has not received voting instructions from the beneficial owner of the shares.  Shares held by the Company in its treasury do not count toward the quorum.

What vote is required to approve each proposal and how will votes be counted?

          The Company’s bylaws provide that all matters, other than the election of directors, being submitted to the shareholders, shall be determined by the affirmative vote of a majority of the shares present in person or represented by proxy.  Therefore, at the Special Meeting, the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote will be necessary to approve the Merger Agreement.

          The vote on each matter submitted to the shareholders is tabulated separately.   Abstentions and broker non-votes are not considered for the particular matter and have the practical effect of reducing the number of affirmative votes required to achieve a majority of the votes cast for such matter by reducing the total number of votes from which the majority of votes cast is calculated.

Can the meeting be adjourned or postponed?

          The Company’s bylaws provide that a shareholders’ meeting may be adjourned by those shareholders present in person or by proxy, even if a quorum of shareholders is no longer present.

How can I receive more information?

          If you require assistance or have questions about giving your proxy or about this proxy solicitation by Mr. Campbell and Mr. Dugan, please call The Altman Group at (800) 581-4729.

NO APPRAISAL RIGHTS

          According to the Company’s proxy statement, under applicable New Jersey law, in the event that the Merger Agreement is adopted by Pamrapo’s shareholders, Pamrapo’s shareholders do not have the right to dissent from receiving shares of BCB common stock as consideration for their shares of Pamrapo common stock upon the consummation of the Merger or any right to obtain payment for the appraised value of their shares of Pamrapo common stock.

PROXY REVOCATION RIGHTS

          Any shareholder who has executed and returned a proxy, whether solicited by the Company or by us, may revoke it at any time before the proxy is voted. A proxy may be revoked by sending a written revocation of such proxy to our proxy solicitor, The Altman Group, Inc., or to the Secretary of the Company, by submitting another proxy with a later date marked on it, or by appearing in person at the Special Meeting and voting. If, however, you hold your shares of Pamrapo common stock through a brokerage firm, bank nominee or other institution and wish to vote at the Special Meeting, you will need to obtain a legal proxy from that firm in order to be able to vote in person. Attendance at the Special Meeting will not, by itself, revoke a proxy unless you actually vote at the Special Meeting.

          Remember, only the latest dated proxy card will be counted in the calculation of votes cast. Therefore, we urge you to sign and return the GREEN proxy card accompanying this Proxy Statement.

          There is no limit on the number of times that a shareholder may revoke a proxy prior to the Special Meeting. If you send written revocation of your proxy to the Secretary of the Company, Mr. Campbell and Mr. Dugan request that you send either the original or a copy of that revocation to The Altman Group at the address on the last page of this Proxy Statement. This will allow us to more accurately determine if and when the requisite number of proxies have been received.

          PLEASE NOTE, that in order to vote AGAINST the adoption of the Merger Agreement, you will need to complete and return the GREEN proxy card, regardless of whether or not you send a revocation to the Secretary of the Company.

PROXY SOLICITATION AND EXPENSES

          Proxies may be solicited by mail, telephone, telefax, telegraph, e-mail, newspapers and other publications of general distribution and in person. In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares of Pamrapo common stock that those institutions hold of record. Mr. Campbell will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these soliciting materials.

          Mr. Campbell has retained The Altman Group to solicit proxies in connection with the Special Meeting. The Altman Group may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 15 people in its efforts. Mr. Campbell has agreed to reimburse The Altman Group for its reasonable expenses and to pay it a fee in an amount up to $50,000 in connection with the proxy solicitation. To date, The Altman Group has received $15,000 for its services.

          In addition to the costs related to the engagement of The Altman Group, costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. Mr. Campbell is bearing the entire expense of this proxy solicitation. Total expenditures are expected to be approximately $400,000. Total payments of costs to date are approximately $200,000.  Mr. Campbell will request reimbursement of all solicitation expenses from the Company and does not currently intend to seek a vote of the shareholders for approval of such reimbursement.

INFORMATION ABOUT PAMRAPO

Annex A to this Proxy Statement sets forth information obtained from Pamrapo’s public filings related to the beneficial ownership of Pamrapo common stock and is incorporated in this Proxy Statement by reference.

Except as otherwise noted herein, the information in this Proxy Statement concerning Pamrapo has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Mr. Campbell and Mr. Dugan do not have any knowledge indicating that any statement contained herein is untrue, they do not take any responsibility for the reliability or completeness of statements taken from public documents and records that were not prepared by or on their behalf, or for any failure by Pamrapo to disclose events that may affect the significance or accuracy of such information.

WHERE YOU CAN FIND MORE INFORMATION ABOUT PAMRAPO AND BCB

Both BCB and Pamrapo file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may obtain copies of these documents by mail from the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the public reference room. In addition, BCB and Pamrapo file reports and other information with the SEC electronically, and the SEC maintains a web site located at http://www.sec.gov containing these reports and other information.

BCB has filed a registration statement on Form S-4 (the “BCB Registration Statement”) to register with the SEC up to 4,969,542 shares of BCB common stock. You may read and copy the BCB Registration Statement, including any amendments, schedules and exhibits thereto, at the SEC addresses set forth above. Statements contained in this Proxy Statement as to the contents of any Pamrapo or BCB reports, documents or other information filed with the SEC are not necessarily complete. In each case, you should refer to and read such reports, documents or other information as filed with the SEC and available at the SEC addresses set forth above.

BCB common stock is traded on the Nasdaq Global Market under the symbol “BCBP,” and Pamrapo common stock is traded on the Nasdaq Global Market under the symbol “PBCI.”

OTHER MATTERS TO BE VOTED UPON

          The GREEN proxy card provides you the opportunity to vote on adjourning the Special Meeting.  If no direction is given, proxies held by Mr. Campbell and Mr. Dugan will be voted AGAINST any proposal to adjourn the Special Meeting.

****** YOUR VOTE IS IMPORTANT.******

Your vote could determine if the shareholders of Pamrapo have an adequate voice in the future of Pamrapo.
Let your voice be heard.
Please vote AGAINST the Merger by marking, signing and dating the enclosed GREEN proxy card and returning it promptly in the enclosed postage-prepaid envelope.

* * * * * * *

Questions or requests for additional copies of this Proxy Statement should be directed to:

THE ALTMAN GROUP, INC.
1200 Wall Street West, 3rd Floor
Lyndhurst, New Jersey 07071
(800) 581-4729

JUDGMENTS, ESTIMATES AND FORWARD-LOOKING STATEMENTS

          The views expressed in this Proxy Statement are judgments, which are subjective in nature and, in certain cases, forward-looking in nature. This Proxy Statement may also contain estimates made without the benefit of actual measurement. Forward-looking statements and estimates by their nature involve risks, uncertainties and assumptions. Forward-looking statements and estimates are inherently speculative in nature and are not guarantees of actual measurements or of future developments. Actual measurements and future developments may and should be expected to differ materially from those expressed or implied by estimates and forward-looking statements. We do not assume any obligation and do not intend to update these forward-looking statements. The information contained in this Proxy Statement does not purport to be an appraisal of any business or business unit or to necessarily reflect the prices at which any business or business unit or any securities actually may be bought or sold. In addition, where quotations have been used, permission to use such quotations was neither sought nor obtained.

          The views expressed in this Proxy Statement are those of Mr. Campbell. Mr. Campbell’s views are premised not only on his individual business and financial experience, but, more importantly, on his expectations for Pamrapo’s future performance. However, your personal expectations for Pamrapo could differ from those of Mr. Campbell. Thus, the views expressed in this Proxy Statement do not constitute a recommendation by Mr. Campbell to any holder of shares of Pamrapo common stock with respect to how such shareholder should vote his or her shares. Instead, Mr. Campbell recommends that, prior to voting by proxy or in person at the Special Meeting, each shareholder analyze the views expressed herein in conjunction with their own expectations for Pamrapo’s future performance and profitability.

ANNEX A

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, based solely upon information provided in a supplement to the Company’s definitive proxy statement for the Special Meeting, which supplement was filed with the SEC on January 11, 2010, certain information as to the beneficial ownership of Pamrapo common stock as of the Record Date.  Information with respect to the ownership of Pamrapo common stock by Mr. Campbell, who the Company reported in its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 31, 2009, as being the only shareholder of Pamrapo owning in excess of 5% of any class of stock of Pamrapo, has been updated elsewhere in this Proxy Statement.  The table below sets forth information contained in the supplement to Pamrapo’s definitive proxy statement for the Special Meeting with respect to the beneficial ownership of each of the Company’s directors and the “named executive officers” of the Company, and all directors and “named executive officers” of the Company as a group.  Pamrapo has disclosed in a supplement to Pamrapo’s definitive proxy statement for the Special Meeting that, as of the Record Date, the directors and executive officers of Pamrapo beneficially owned 441,662 shares of Pamrapo common stock entitled to vote at the Special Meeting.

Name	Shares of Common Stock Beneficially Owned (1)		Percent of Class
Directors:
John A. Morecraft	150,381	(2)	3.05%
Patrick D. Conaghan	50,500		1.02%
Herman L. Brockman	25,000		.51%
Daniel J. Massarelli (Chairman of the Board of the Company )	209,116		4.24%
Kenneth R. Poesl	70,903		1.44%
Robert G. Doria	19,807		.40%

A-1

Name	Shares of Common Stock Beneficially Owned (1)		Percent of Class
Named Executive Officers (who are not also directors):

Kenneth D. Walter (3) Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer of Pamrapo	67,335	(4)	1.36%

Stock ownership of all directors and executive officers as a group (6 persons)	442,661		8.97%

(1)
Shares of Pamrapo common stock beneficially owned, as determined in accordance with applicable SEC Rules, include shares as to which the respective individual directly or indirectly has or shares voting power (which includes the power to vote or to direct the voting of the shares) and/or investment power (which includes the power to dispose or direct the disposition of the shares).

(2)	Includes 91,156 shares held by the John A. Morecraft Inc. Profit Sharing Plan. Mr. Morecraft passed away on August 29, 2009.

(3)	Mr. Walter was appointed Interim President and Chief Executive Officer following Mr. Campbell’s retirement effective February 13, 2009.

(4)
Includes 33,741 shares held in Mr. Walter’s 401(k) Plan account and 18,238 shares allocated to Mr. Walter’s ESOP account. Also includes 13,000 shares underlying stock options that are currently exercisable.

A-2

☒	PLEASE MARK VOTES	PRELIMINARY REVOCABLE PROXY
	AS IN THIS EXAMPLE	PAMRAPO BANCORP, INC.

PROXY FOR SPECIAL MEETING TO BE HELD ON THURSDAY, FEBRUARY 11, 2010, AT 11:00 A.M. (LOCAL TIME)
THIS PROXY IS BEING SOLICITED BY WILLIAM J. CAMPBELL
AND JAMES P. DUGAN, ESQ. NOT BY
THE BOARD OF DIRECTORS OF PAMRAPO BANCORP, INC.

The undersigned shareholder(s) of PAMRAPO BANCORP, INC., a New
Jersey corporation (the “Company”), revoking prior proxies, hereby constitute(s) and appoint(s) William J. Campbell and James P. Dugan, Esq. and each of them, with full power of substitution in each, as the agent, attorneys and proxies of the undersigned, for and in the name, place and stead of the undersigned, to vote at the special meeting of shareholders of the Company to be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey, on Thursday, February 11, 2010, at 11:00 a.m. (local time), and any adjournment(s) thereof, all of the shares of stock which the undersigned would be entitled to vote if then personally present at such meeting in the manner specified and on any other business as may properly come before the meeting.
1.	Adoption of the Agreement and Plan of Merger, dated as of June 29, 2009, by and between BCB Bancorp, Inc. and Pamrapo Bancorp, Inc., as sbsequently amended	For ☐	Against ☐	Abstain ☐

2.
Adjournment of the special meeting to another time or place for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.
		For ☐	Against ☐	Abstain ☐
In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting and any adjournment(s) thereof.

William J. Campbell and James P. Dugan recommend a vote “AGAINST” Proposal 1 and “AGAINST” Proposal 2.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN HEREON.  IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED AGAINST EACH OF THE PROPOSALS AND, AT THE PROXIES’ DISCRETION, UPON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT(S) THEREOF.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above	Sign above

Ý           Detach above card, sign, date and mail in postage paid envelope provided.           Ý

PAMRAPO BANCORP, INC.

The above signed shareholder(s) acknowledge(s) receipt from William J. Campbell and James P. Dugan, Esq. prior to the execution of this Proxy, of a Proxy Statement of William J. Campbell and James P. Dugan, Esq. relating to the special meeting of shareholders of Pamrapo Bancorp, Inc.

Please sign exactly as name appears hereon.  When shares are held by joint tenants, both should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If a corporation, please sign in full corporate name by president or other authorized officer.  If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

IF YOU HAVE ANY QUESTIONS OR NEED HELP VOTING YOUR SHARES, PLEASE CALL THE ALTMAN GROUP, INC. toll free at (800) 581-4729.